Exhibit 99.1

Hongli Group Inc. Receives Nasdaq Notice Regarding Minimum Bid Price Deficiency

WEIFANG, China, July 9, 2026 /PRNewswire/ -- Hongli Group Inc. (the “Company”) (Nasdaq: HLP), a cold roll formed steel profile manufacturer, today announced that on July 2, 2026, it received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s Class A ordinary shares (“Class A Ordinary Shares”) over the 30 consecutive business day period between May 19, 2026 and July 1, 2026, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per Class A Ordinary Share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the continued listing status of the Class A Ordinary Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until December 29, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before December 29, 2026, the closing bid price of the Class A Ordinary Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement, and the matter would be resolved. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to December 29, 2026, in order to regain compliance.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the initial 180 calendar day period, the Company may be eligible for additional time for compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company intends to actively monitor the closing bid price of the Class A Ordinary Shares and will evaluate available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will regain compliance during the initial 180-day compliance period, secure a second compliance period or maintain compliance with the other Nasdaq Listing Rules.

About Hongli Group Inc.

Hongli Group Inc. is a Cayman Islands holding company, and through a series of contractual arrangements, consolidates the financial results of Shandong Hongli Special Section Tube Co., Ltd. and its subsidiaries (collectively, “Hongli Operating Group”). Hongli Operating Group is a cold roll formed steel profile manufacturer with operating subsidiaries in China. Hongli Operating Group designs, customizes and manufactures cold roll formed steel profiles for machinery and equipment in a variety of sectors, including but not limited to mining and excavation, construction, agriculture and transportation. The Hongli Operating Group, with over 25 years of operating history, has developed customers in more than 30 major cities in China as well as a global network including South Korea, Japan and the United States. Hongli Operating Group currently has 11 cold roll forming production lines and produces a variety of distinct profile products in a broad range of materials, sizes and shapes.

Forward-Looking Statements

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Hongli Group Inc.

Mr. Jie Liu

Email: zjf@hongli-profile.com

Tel: +86 0536-2180886